Exhibit 99.1

ESPÍRITO SANTO FINANCIAL GROUP S.A.
Société Anonyme
RC Luxembourg B 22 232
231 Val des Bons Malades
2121 Luxembourg-Kirchberg

ESPÍRITO SANTO FINANCIAL GROUP S.A.
Société Anonyme

At the Annual General Meeting held in Luxembourg on Friday, 28th May 2004 a dividend of €0.10 per share or ADS in respect of the year to 31st December 2003 was approved. The final US Dollar rate payable to holders of American Depositary Shares (ADSs) will be determined nearer the payment date, as defined below.

The ex-dividend in Europe will be on 11th June 2004 and the payment date will be 18th June 2004. In the US the record date will be 11th June 2004 and the payment date on 18th June 2004.

At the Extraordinary General Meeting, also held in Luxembourg on 28th May 2004, a proposal to change Article 8 of the Articles of Incorporation of the Company, which refers to the form of ordinary shares, was approved. From the 29th May 2004 the Company will stop issuing bearer ordinary shares and those shareholders who so wish may exchange existing bearer ordinary shares for registered ordinary shares.

28th May 2004